October 31, 1996

		QUARTERLY REPORT TO THE LIMITED PARTNERS
			OF DSI REALTY INCOME FUND XI


DEAR LIMITED PARTNERS:

We are pleased to enclose the Partnership's unaudited financial statements for the period ended September 30, 1996. The following is Management's discussion and analysis of the Partnership's financial condition and results of its operations.

For the three month periods ended September 30, 1996 and 1995, total revenues increased 7.5% from $447,045 to $480,654 and total expenses decreased 3.8% from $263,964 to $254,069. Minority interest in income of real estate joint ventures increased $103,000. As a result, net income decreased 32.5% from $183,081 for the three month period ended September 30, 1995, to $123,585 for the same period in 1996. Occupancy levels for the Partnership's four mini-storage facilities averaged 88.7% for the three month period ended September 30, 1996 as compared to 87.8% for the same period in 1995. Rental revenue increased as a result of higher occupancy and unit rental rates.
The Partnership is continuing its marketing efforts to attract and keep new tenants in its various mini-storage facilities. Operating expenses decreased approximately $12,000 (5%) primarily as a result of lower maintenance and repair, office supplies and worker's compensation insurance expenses partially offset by an increase in real estate tax expense. General and administrative expenses increased approximately $2,100 (9.2%) primarily as a result of Michigan and Illinois partnership tax prepayments. Minority interest in income of real estate joint ventures increased as a result of the Partnership having reached the level of income in the current period where the minority partners start participating in the distribution of said income.

For the nine month periods ended September 30, 1996, and 1995, total revenues increased 7.3% from $1,283,200 to $1,376,256 and total expenses decreased 0.6% from $813,215 to $808,079. Minority interest in income of real estate joint ventures increased $103,000. As a result, net income decreased 1% from $469,985 for the nine month period ended September 30, 1995, to $465,177 for the same period in 1996. Rental revenue increased for the same reasons as discussed above. Operating expenses decreased approximately $10,700 (1.5%) primarily as a result of lower yellow pages advertising, maintenance and repair, office supplies and security expenses partially offset by higher salaries and wages, real estate tax expense and property management fees. Property management fees, which are based on rental income, increased as a result of the increase in rental income. General and administrative expenses increased approximately $5,500 (5.6%) for the same reasons as discussed above. The reason for the increase in minority interest in income of real estate joint ventures is the same as discussed above.

The General Partners plan to continue their policy of funding improvements and maintenance of Partnership properties with cash generated from operations. The Partnership's financial resources appear to be adequate to meet its needs.

We are not enclosing a copy of the Partnership Form 10-Q as filed with the Securities and Exchange Commission since all the information set forth therein is contained either in this letter or in the attached financial statements. However, if you wish to receive a copy of said report, please send a written request to DSI Realty Income Fund XI, P.O. Box 357, Long Beach, California 90801.

                              Very truly yours,

                              DSI REALTY INCOME FUND XI
                              By: DSI Properties, Inc., as
                              General Partner



                              By  /s/ Robert J. Conway
                                  ____________________________
                                 ROBERT J. CONWAY, President